Exhibit 99.1

Ninetowns Announces Termination of Investment Trust Plan for Huainan Real Estate Project

BEIJING, April 24, 2012 /PRNewswire-Asia/ — Ninetowns Internet Technology Group Company Limited (NASDAQ: NINE) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today announced that the 2011 Zhongcheng Trust Huainan Ninetowns Investment Trust Plan (the “Investment Trust Plan”) offered by Zhongcheng Trust Co., Ltd. (“Zhongcheng”) to provide financing to our real estate project in Huainan, China, was terminated as of February 9, 2012.

As previously announced in July 2011, Zhongcheng organized and offered the Investment Trust Plan in June 2011 to finance the costs and expenses related to the Company’s “Smarter Town” project in Huainan, China. Pursuant to the terms of the Investment Trust Plan, Zhongcheng issued (i) 150,000,000 preferred trust units for RMB150 million to certain investors and (ii) 160,000,000 ordinary trust units to Beijing Ninetowns Ports Software and Technology Co., Ltd. (“Ninetowns Ports”), a wholly-owned indirect subsidiary of the Company, in exchange for the assignment of certain creditor’s rights for RMB160 million. Zhongcheng and Ninetowns Ports entered into a capital increase agreement pursuant to which Zhongcheng made a capital investment of RMB150 million to Huainan Ninetowns Suitable Estate Co.,Ltd. (“Huainan Ninetowns”), a wholly-owned subsidiary of Ninetowns Ports and the sole shareholder of Huainan Huacheng Estate Co., Ltd. (“Huainan Huacheng”), the project company of the “Smarter Town” project. Huainan Ninetowns further injected the funds into Huainan Huacheng. As a result of such investment, Zhongcheng obtained 90% of the equity interest of Huainan Ninetowns.

In February 2012, Ninetowns Ports proposed to terminate the Investment Trust Plan due to the delay in development schedule of the “Smarter Town” project. The termination of the Investment Trust Plan was approved at the meeting of the investors who subscribed to the preferred units of the Investment Trust Plan and Ninetowns Ports held on February 3, 2012. As a result of such termination, Zhongcheng transferred its equity interests in Huainan Ninetowns to Ninetowns Ports for no consideration. Huainan Huacheng repaid the outstanding creditors’ rights of RMB160 million and interest payments of approximately RMB13 million to Zhongcheng, of which approximately RMB150 million came from proceeds received by Huainan Huacheng from the Investment Trust Plan and approximately RMB23 million came from Ninetowns Ports’ operating income, injected by Ninetowns Ports through Huainan Huacheng.

Ninetowns intends to continue the development of the “Smarter Town” project and may seek other alternative financing options in the future.

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE”. More information can be found at ir.ninetowns.com.

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances

Contacts:

Investor Relations (Beijing)

Daisy Wang

IR Manager

Ninetowns Internet Technology Group Company Limited

+86 (10) 6589-9904

daisywang@ninetowns.com

Investor Relations (Hong Kong)

Mahmoud Siddig

Managing Director

Taylor Rafferty

+852 3196-3712

ninetowns@taylor-rafferty.com